UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Dialogic Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

25250T100

(CUSIP Number)

with a copy to:
Eicon Dialogic Investment SRL
C/O Cidel Bank and Trust Inc.	Eric C. Schlezinger
1 Financial Plaza, Lower Collymore Rock	Dialogic Inc.
St. Michael, NN11000	926 Rock Avenue, Suite 20
Barbados, West Indies	San Jose, CA 95131

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25250T100

1.	Names of Reporting Persons Eicon Dialogic Investment SRL (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Barbados

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 6,255,817 shares of Common Stock

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 6,255,817 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,255,817 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.18% (2)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 25250T100

1.	Names of Reporting Persons SIPCO Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 6,255,817 shares of Common Stock

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 6,255,817 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,255,817 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.18%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 25250T100

1.	Names of Reporting Persons Investcorp S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 6,255,817 shares of Common Stock

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 6,255,817 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,255,817 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.18% (2)

14.	Type of Reporting Person (See Instructions) CO

Explanatory Note

This statement on Schedule 13D (this “Schedule 13D”) is filed by (i)  Eicon Dialogic Investment SRL (“Eicon”), (ii)  SIPCO Holdings Limited (“SIPCO”), a Cayman Islands company and (iii)  Investcorp S.A., a Cayman Islands company (“Investcorp,” and together with Eicon and SIPCO, the “Filing Persons”) to correct an error reported on the Schedule 13D filed by the Filing Persons on October 12, 2010 (the “Original Filing”).  The Original Filing incorrectly showed Luke Evnin, rather than Anand Radhakrishnan, executing the Original Filing and the joint filing agreement attached as Exhibit C thereto.

The Filing Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.  All percentages reported herein are calculated based upon an estimated 31,000,000 shares of Common Stock outstanding as of October 1, 2010, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 6, 2010.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2010

EICON DIALOGIC INVESTMENT SRL		INVESTCORP S.A.

By:	/s/ Anand Radhakrishnan	By:	/s/ Rishi Kapoor
	Name: Anand Radhakrishnan		Name:	Rishi Kapoor
	Title: Manager		Title:	Director

SIPCO HOLDINGS LIMITED

By:	/s/ Mark Slaughter
Name: Mark Slaughter
Title: Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

C.            Agreement regarding filing of joint Schedule 13D.

Exhibit C

JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the Common Stock of Dialogic Inc. is filed on behalf of each of the undersigned.

Dated: October 12, 2010

EICON DIALOGIC INVESTMENT SRL		INVESTCORP S.A.

By:	/s/ Anand Radhakrishnan	By:	/s/ Rishi Kapoor
	Name: Anand Radhakrishnan		Name:	Rishi Kapoor
	Title: Manager		Title:	Director

SIPCO HOLDINGS LIMITED

By:	/s/ Mark Slaughter
Name: Mark Slaughter
Title: Director